EXHIBIT 99.1

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


         We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of the following important factors discussed below have been discussed in our prior SEC filings.

You should be cautioned that the following important factors have affected, and in the future could affect, our actual results. There may also be additional factors not discussed in this report that could also affect future results. These factors could cause our future financial results to differ materially from those expressed in any forward-looking statements made by us. Forward-looking statements may relate to such matters as:

o        our ability to generate future revenues;
o        the potential commercialization of our products;
o        the optimization of production costs; and
o our ability to enter into future business collaborations and marketing partnerships.

Forward-looking statements may include words such as "will," "should," "could," "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. This list does not constitute all factors which you should consider prior to making an investment decision in our securities. You should also not assume that the information contained herein is complete or accurate in all respects after the date of this filing. We disclaim any duty to update the statements contained herein.

WE HAVE EXPERIENCED NET OPERATING LOSSES SINCE OUR INCEPTION, ARE LIKELY TO CONTINUE TO EXPERIENCE NET OPERATING LOSSES IN THE SHORT TERM, AND MAY NEVER BECOME PROFITABLE.

We have experienced net operating losses since our inception. As of January 31, 2001, we have an accumulated deficit of $93,201,000. Until we realize significant revenues from sales of our nutritional products, we expect to continue to experience net operating losses. Our balance of cash and cash equivalents at January 31, 2001 was $1,428,000 and as of January 31, 2001, we had $11,791,000 in short term investments and marketable securities. With the funds raised on March 2, 2001, our balance of cash, cash equivalents and short term investments and marketable securities is currently approximately $31 million, which should meet our cash needs for at least the next two years. However, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenues to achieve this.

IF OUR INFANT FORMULA LICENSEES DO NOT INTRODUCE PRODUCTS CONTAINING OUR NUTRITIONAL OILS IN THE UNITED STATES OR BROADEN THEIR USE OF OUR NUTRITIONAL OILS IN THEIR PRODUCTS OVERSEAS, WE MAY NOT BE ABLE TO REACH REVENUE LEVELS THAT WOULD MAKE US PROFITABLE.

Nutritional product sales and royalties are likely to be our main source of revenues in the future. Although we sell some of our nutritional oils into the adult nutritional products market, approximately 80% of our current nutritional product revenues come from our license agreements with infant formula manufacturers. As such, we depend on the licensees' sales of products that include our nutritional oils. Although some of our licensees have included our nutritional oils in some of their products outside the United States, we cannot predict whether any licensee will introduce infant formula products containing our nutritional oils in the United States, broaden their use of our nutritional oils overseas, or whether any of our other licensees will incorporate our nutritional oils into their products. Until these events occur and we recognize significant revenues as a result of increased product introductions, we do not expect to be profitable from the sale of nutritional oils to our licensees.

Ultimately  our  success  in the  infant  formula  industry  depends  on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. Many of these experts recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants' cognitive ability at early ages, suggesting that these results may not carryover to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance.

IF ADDITIONAL POSITIVE CLINICAL RESULTS ARE NOT OBTAINED, WE MAY NOT BE ABLE TO DEVELOP A PROFITABLE MARKET FOR OUR NUTRITIONAL OILS OUTSIDE OF THE INFANT FORMULA MARKET.

Approximately 20% of our current nutritional product revenues come from sales of our nutritional oils to distributors and directly to consumers in the adult supplement market. Investigators at universities and other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, cystic fibrosis, cancer, and neurological and visual disorders. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data is not required to market nutritional supplements to consumers or distributors outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we have recently begun sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer, and we, as well as others, are conducting research regarding the impact of DHA supplementation on cystic fibrosis and visual and neurological disorders. Until these studies, which are more extensive than earlier pilot studies, establish the positive impact of DHA supplementation, we may only have a limited adult nutritional supplement market opportunity.

EVEN IF OUR PRODUCTS DO OBTAIN WIDESPREAD ACCEPTANCE, WE MAY NOT BE ABLE TO PRICE THE PRODUCTS AT A LEVEL THAT WOULD ALLOW US TO BE PROFITABLE.

Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may never be able to sell supplemented products at a price that will allow them to gain broad market acceptance while at the same time be profitable. Although our current contracts with licensees outline product pricing and royalty rates, we cannot predict whether these pricing structures will allow our licensees to be competitive in the future. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. We are currently negotiating all-inclusive pricing with our infant formula licensees and have agreed to accept all-inclusive pricing purchase orders from our licensees in the interim until formal agreements are finalized. We do not believe that this change is material to investors as the economics of all-inclusive pricing will be similar to our current economics, with the current transfer price and royalty combined into one price with a slight discount. Although either our current pricing structure or the all-inclusive pricing structure will enable us to achieve profitability if our products receive widespread acceptance, we cannot predict whether either of these pricing structures will enable our licensees to achieve success marketing these products. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future and all of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

IF WE ARE UNABLE TO INCREASE OUR PRODUCTION CAPACITY OR ENTER INTO FAVORABLE AGREEMENTS WITH THIRD PARTIES TO PRODUCE OUR OILS, OUR CUSTOMERS MAY NOT BE ABLE TO OBTAIN A SUFFICIENT SUPPLY OF DHA AND ARA AT A COMMERCIALLY REASONABLE PRICE TO GAIN A BROAD ACCEPTANCE OF THESE PRODUCTS AND OUR FUTURE REVENUES FROM THESE PRODUCTS MAY BE LIMITED.

To meet our customers' projected demand for our nutritional oils, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky manufacturing plant. We estimate the world-wide infant formula market to be approximately $6 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive approximately $300 million in revenues annually from these sales. To date, our licensees have penetrated less than 4% of the world-wide infant formula market. While our current production level in our plant is sufficient to meet this current demand, if demand increases beyond our current production capabilities, we may be unable to produce the required quantities of oil cost effectively. Although our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. We estimate that it may take a licensee approximately one year or more to develop their process of making our oils. Accordingly, if we are unable to meet demand, our licensees may not be able to manufacture product themselves for at least one year. We believe that we can increase production to supply approximately 20% to 30% of the world-wide infant formula market with additional capital expenditures. However, our ability to maintain commercial production at those levels at our plant has not been successfully tested. As a precaution, we have developed plans to expand our existing facilities to accommodate increased production. In order to double our capacity at our current facility, it would cost as much as $20 million, which would require us to raise significant amounts of capital. We have also conducted DHA production trials with third party manufacturers. However, we do not currently have a third party manufacturing agreement in place to supply us with DHA-containing oil. If we are unable to cost effectively manufacture our DHA-containing oils at our plant, unable to enter into a favorable third party manufacturing agreement, or our licensees are unable to find alternative sources for our DHA-containing oils, our licensees may not be able to meet future demand and our revenues may be limited in the future.

Although we are able to produce ARA-containing oil at our Winchester plant, we have entered into an agreement with a third party manufacturer, DSM Food Specialties, to supply our ARA-containing oil. If DSM Food Specialties fails to supply us with required amounts under the contract, we would not be able to meet our customers' demands. In this case, we would have to either manufacture the ARA-containing oil at our plant, which would reduce our DHA-containing oil production capacity, or enter into other third party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA-containing oil in our Winchester plant, our licensees may not be able to meet future product demand and our future revenues from sales of ARA-containing oils may be limited.

BECAUSE WE ARE STILL IN THE EARLY STAGES OF PRODUCT DEVELOPMENT, WE WILL NEED SIGNIFICANT ADDITIONAL CAPITAL TO CONTINUE OUR RESEARCH AND DEVELOPMENT EFFORTS, CONDUCT PRODUCT TESTING, INCLUDING PRECLINICAL AND CLINICAL TRIALS, AND MANUFACTURE AND MARKET OUR PRODUCTS.

We have a number of products that are in the early stages of research and development, product testing, manufacturing or marketing. Although we receive revenues from sales of infant formula containing our nutritional oils, our dietary supplement Neuromins(R), our stable isotope products, and some other products, the aggregate revenue from these products is currently insufficient to internally fund our product development, manufacturing and marketing needs. Therefore, we will continue to require additional outside sources of funding. We estimate that we will need approximately $10-20 million in additional funds over the next several years to fund our research and development, product testing, manufacturing, and marketing at budgeted levels. Additionally, if our business grows, these needs will increase.

To continue to fund our growth, we will pursue various sources of funding, which may include equity issuances, asset based borrowing, lease financing, and collaborative arrangements with partners. Our existing term loan, which has a current balance at February 22, 2001 of approximately $96,000, requires us to meet certain debt covenants, which include maintaining a cash, cash equivalents and marketable securities balance of at least $12 million and meeting certain debt/equity and other ratios. Because additional debt financing arrangements would have to comply with these financial covenants, we may not be able to secure additional debt financing on terms acceptable to us. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or to expand our production capacity. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patents, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs which may have a materially adverse affect on our future business.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE A HIGH LEVEL OF VOLATILITY DUE TO FACTORS SUCH AS ITS RELATIVE ILLIQUIDITY, THE VOLATILITY IN THE MARKET FOR BIOTECHNOLOGY STOCKS GENERALLY, AND THE EFFECT OF SHORT TERM EVENTS LIKE PRODUCT LAUNCHES AND LICENSE ANNOUNCEMENTS.

We are a public emerging growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending January 31, 2001, our common stock price has traded between $32.00 and $11.00. During the fifty-two week period ending January 31, 2000, our common stock price ranged from $5.00 to $15.375. The following are examples of items that may significantly impact the market price for our common stock:

-announcements of technical innovations, new commercial products, new license arrangements or strategic partnerships by us or our competitors;

-patent or other intellectual property disputes;

-quarterly fluctuations in our results of operations;

-regulatory developments concerning our products and our competitors' products;
 and

-general market conditions for emerging growth companies and bioscience companies.

Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

The market liquidity for our stock is very low. As of February 22, 2001, we had 17,852,762 shares of common stock outstanding. Since our initial public offering of common stock on November 23, 1993, the average daily trading volume in our common stock as reported on the NASDAQ National market has been 72,582 shares. The average trading volume in our common stock during the fifty-two week period ending January 31, 2001 was 84,566 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell and the price at which you are able to sell your shares of common stock.

IF SIGNIFICANT SHARES ELIGIBLE FOR FUTURE SALE ARE SOLD OR REGISTRATION RIGHTS ARE EXERCISED, THE RESULT MAY DEPRESS OUR STOCK PRICE BY INCREASING THE SUPPLY OF OUR SHARES IN THE MARKET AT A TIME WHEN DEMAND MAY BE LIMITED.

Because we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing, and the manufacturing or marketing of our products, we may need to raise additional capital through the sale of equity securities. As of February 22, 2001, we had 17,852,762 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 2,908,470 shares of common stock at various exercise prices ranging from $6.25 to $34.25 per share, and warrants outstanding to purchase up to 691,198 shares of common stock at exercise prices between $7.51 and $18.76. We completed a Private Placement on March 2, 2001 in which we issued 1,279,237 shares and warrants to purchase an additional 319,811 shares. To the extent that these options and warrants for our common stock are exercised, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. Additionally, some of our stockholders who bought shares or warrants from us in private placements have registration rights. If the stockholders were to exercise their registration rights when we are seeking to raise capital by selling stock in a registered offering, the result could effectively prevent us from doing so.

IF OUR LICENSEES DO NOT RECEIVE NECESSARY REGULATORY APPROVALS FOR THE USE OF OUR NUTRITIONAL SUPPLEMENTS IN INFANT FORMULAS, THEY WILL NOT BE ABLE TO MARKET FORMULA CONTAINING OUR PRODUCTS.

Many of our products and the manufacturing and marketing of these products are subject to extensive regulation by the FDA and similar regulatory authorities in other countries depending on the product type and method of manufacture. For example, the FDA regulates, to varying degrees and sometimes in very different ways, infant formulas, dietary supplements, foods, medical foods, animal feed and pharmaceutical products.

To date, infant formula containing our nutritional oils has not received regulatory approval in the United States. As a result of prior filings for this approval by our licensees, the FDA has raised questions pertaining to the results of animal studies relating to DHA and ARA concerning the slightly enlarged livers and spleens of the laboratory rats who consumed large quantities of these oils in the studies. We, along with our licensees, are in the process of responding to the FDA to address these questions. As part of this process, during February 2000, we filed a generally recognized as safe ("GRAS") notification with the FDA for the use of our DHA and ARA nutritional oils in our licensees' infant formula. If the FDA review results in a favorable outcome, each of our infant formula licensees will need to obtain a separate FDA authorization before marketing an infant formula with our sources of DHA and ARA.

There can be no assurance that our GRAS notification, the final determination of which may take a minimum of three to six additional months from the effective date of this registration statement, will have a favorable outcome, and even if it does, there can be no assurance that our licensees will be able to obtain the FDA approval to market an infant formula containing our products in the United States. If we are unable to obtain these approvals, or if approvals are delayed, our ability to successfully market products directly and through our licensees, and to generate revenues from infant formula product sales or royalties, would be impaired.

OUR CURRENT PATENTS MAY NOT BE ABLE TO PROVIDE PROTECTION AGAINST COMPETITIVE PRODUCTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY PORTFOLIO IN THE FUTURE.

European and U.S. patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents for being too broad or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology. We may also incur substantial costs in the future in defending our patents.

OmegaTech, Inc., Monsanto Corporation, Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, a division of the European Patent Office revoked our patent on the grounds that it is too broad. We immediately appealed this ruling, and as a result, our patent was reinstated and it will remain in effect during the appeal process, which may take up to two years. If the revocation is upheld upon our appeal, or any other challenges to our patents are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. Although our revenues may decrease under our license agreements, the revocation of our European DHA patent will not terminate any of our license agreements.

WE ARE AWARE OF SEVERAL PRODUCTS THAT ARE CURRENTLY AVAILABLE, AND PRODUCTS UNDER DEVELOPMENT, THAT MAY PRESENT A SERIOUS COMPETITIVE THREAT TO OUR PRODUCTS.

Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many of our competitors including BASF, F. Hoffman-LaRoche Ltd., OmegaTech, Inc., Monsanto Corporation, Aventis S.A. and Nagase & Co. Ltd. have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

We believe that, to date, we have developed the most efficient production method and purest forms of DHA and ARA oils; however, we are aware that other methods of producing DHA and ARA are available. Although no company has yet received approval to market these products in infant formula in the United States, some infant formulas and other products now on the market outside the United States use oils derived from other sources, such as fish or eggs. We are aware of the development of a DHA-containing fish oil which provides an alternative to our DHA oil for infant formula applications. Although it is a lower cost product relative to our DHA, fish oil has odor, stability and taste characteristics that may limit its usefulness. Only a very small percentage of currently marketed supplemented infant formulas contains DHA and ARA that have not been produced by us. Currently, fish oil based products dominate the adult DHA supplement market. We are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil presents a substantial competitive threat to our Neuromins(R) DHA. None of these companies has yet received approval to include DHA derived from fish oil or eggs in infant formula within the United States; however, some of these companies have received approval to include DHA derived from fish oil in infant formula in Asia and DHA and ARA derived from eggs in infant formula in Europe.

We are also aware that OmegaTech, Inc., an early stage company, is able to produce DHA from a strain of algae and is presently marketing this product as an adult nutritional supplement. OmegaTech, Inc. is currently challenging our European DHA patent and, if their challenge is upheld on appeal, a barrier to their ability to compete with us would be eliminated. We are currently unable to evaluate the degree of competitive threat that this fungal source of DHA will present to our DHA oil in the future.